DEER CONSUMER PRODUCTS, INC.
Area 2, 1/F, Building M-6,
Central High-Tech Industrial Park, Nanshan,
Shenzhen, China 518057
(86) 755-8602-8285

August 24, 2011

VIA EDGAR

Larry Spirgel
Assistant Director
Division of Corporation Finance
Mail Stop 3720
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:          Deer Consumer Products, Inc.
Annual Report on Form 10-K for the fiscal year ended December 31, 2010
Filed March 10, 2011; File No. 1-34407
Supplemental Response provided on July 12, 2011

Dear Mr. Spirgel:

This letter responds to the comment letter, dated August 10, 2011, to Deer Consumer Products, Inc. (the “Company”) regarding the above-captioned filing and supplemental response of the Company. Please note that, for the Staff’s convenience, the Company has reproduced each of the Staff’s comments and the Company’s response to each comment follows immediately thereafter.

Form 10-K for Fiscal Year ended December 31, 2011

Industry Overview, page 2

1.
We note your response to comment four from our letter dated June 7, 2011, but do not see where the cites you have provided as translations of the CCID Consulting Report support the statistics provided on page 2 under "Industry Overview." Please advise or revise.

Response:

Copies of each source used to support the statistics provided on page 2 under “Industry Overview” are enclosed as Exhibit 1 herewith. These sources have been clearly marked to highlight the information contained in the Company’s Form 10K and have been cross-referenced to the Company’s filing.

The Company will remove the content related to the statistics identified by numbers 1, 2 and 5 on Exhibit 1 enclosed herewith.

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
August 24, 2011

Sales and Marketing, page 3

2.
We note your response to comments five and eight from our letter dated June 7, 2011. Please address whether you took additional steps with regard to sales and marketing efforts beyond those included in your proposed response that resulted in your sales increasing through traditional channels from $11,450,788 in 2009 to $58,734,807 in 2010, and through non-traditional channels from $2,928,336 in 2009 to $18,162,298 in 2010.

Response:

The Company proposes to add to the disclosure proposed in response to comment 5 and 8, in the Company’s response dated July 12, 2011, the disclosure underlined below in accordance with the Staff’s comment.

“The increase in sales and distribution of our Deer brand (德尔) products to the China domestic market in 2010 was attributable to our establishing a direct sales channel presence at domestic retail stores across China, such as Gome, SuNing and Rainbow Department Stores. The presence of our products on the shelves of these large and well-known nationwide retailers provided our products with a high degree of visibility throughout China. We also hire in-store promoters to directly introduce our products to in-store customer traffic. In addition, we increased our direct advertising in subways, taxi stations, building elevators and industry magazines in highly populated cities of China, including Beijing and Guangzhou, and renovated our showroom in Shenzhen, which displays a wide variety of our products.

All of these marketing efforts resulted in an increase in the Company’s sales through traditional and non-traditional channels. Our sales through traditional channels, including retail stores such as Gome and SuNing, expanded to $58,734,807 in 2010 from $11,450,788 in 2009. In addition, our sales through non-traditional channels, such as hospitality, restaurant and commercial channels, increased to $18,162,298 in 2010 from $2,928,336 in 2009.”

Intellectual Property, page 5

3.
We note your response to comment eleven from our letter dated June 7, 2011. Please revise your disclosure here, and at the risk factor "Winder may only have a perpetual, exclusive, worldwide and royalty-free license to use the patents and trademarks used in its business," to clarify that Winder has taken no steps to register the transfer, and as such, has the license only that you describe, as opposed to may have. Please further clarify, if true, that Winder has no intent to register the transfer. Further, within the body of your risk factor, you state that the license ''may not be cancelled by the licensor ... until such time as the ownership of such patents and trademarks are effectively transferred to Winder," which statement appears to conflict with the concluding sentence of the risk factor stating, "However, if any of the licensors unilaterally terminates or repudiates the supplemental agreements, our business may be adversely affected as Winder may have to litigate or arbitrate to retain such license rights." To the extent that Winder has no intent of pursuing transfer of the ownership of the patents and trademarks, please remove disclosure suggesting uncertainty in this regard. Finally, advise us why you believe that the supplemental agreement entered into between the company and the licensors would be subject to arbitration and/or litigation, given your statement that, "In the absence of such registration (with the State Intellectual Property Office of the PRC and the China Trademark Office), the transfer would be ineffective under PRC Law."

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
August 24, 2011

Response:

The Company proposes to revise its Intellectual Property Section in accordance with the Staff’s comment by adding the underlined disclosure and removing the crossed out words as set forth below.

“We and our subsidiaries have historically licensed the right to use patents from various parties, including from our Chairman and Chief Executive Officer, Ying He, his brother, Famin He, Shenzhen De Mei Long Electric Appliances Co., Ltd. and Shenzhen Kafu Industrial Co., Ltd. In December 2008, we entered into transfer agreements that intended to transfer the ownership of patents and trademarks used by us from Messrs. He and He, Shenzhen De Mei Long Electric Appliances Co., Ltd. and Shenzhen Kafu Industrial Co., Ltd., to Winder. Winder has entered into a supplemental agreement to these transfer agreements to clarify that ~~a license of the use of the patents and trademarks to~~ Winder has a license to use the patents and trademarks ~~and~~ which will continue on a perpetual, exclusive, world-wide and royalty-free basis, and which may not be cancelled by the licensor or grantor until the registration of the ownership transfers of the patents and trademarks becomes effective. Because the Company has been relying on this license, which is sufficient to grant all rights necessary for the Company to conduct its operations, it has not taken any steps to register the transfer of the above mentioned patents and trademarks, nor does it intend to do so.”

The Company proposes to revise the risk factor "Winder may only have a perpetual, exclusive, worldwide and royalty-free license to use the patents and trademarks used in its business," in accordance with the Staff’s comment by adding the underlined disclosure and removing the crossed out words as set forth below.

“Winder ~~may~~ has only ~~have~~ a perpetual, exclusive, worldwide and royalty-free license to use the patents and trademarks used in its business.”

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
August 24, 2011

We and our subsidiaries have historically licensed the right to use patents and trademarks from various parties, including from our Chairman and Chief Executive Officer, Ying He, his brother, Famin He, Shenzhen De Mei Long Electric Appliances Co., Ltd. and Shenzhen Kafu Industrial Co., Ltd. In December 2008, we entered into transfer agreements that intended to transfer patents and trademarks used by us from Messrs. He and He, Shenzhen De Mei Long Electric Appliances Co., Ltd. and Shenzhen Kafu Industrial Co., Ltd., to Winder. Any transfer of the ownership of such patents and trademarks requires that the transfer agreements be registered with the State Intellectual Property Office of the PRC and the China Trademark Office under the State Administration of Industry and Commerce of the PRC, respectively. In the absence of such registration, the transfers would be ineffective under PRC law. To clarify the transfer and safeguard our right to use these patents and trademarks, Winder has entered into a supplemental agreement to such transfer agreements whereby the original intellectual property holders clarify that a transfer of ownership was intended and that ~~their license of the use of the patents and trademarks to~~ Winder has a license to use the patents and trademarks ~~and~~ which will continue on a perpetual, exclusive, world-wide and royalty-free basis, and which may not be cancelled by the licensor or grantor until such time as the ownership of such patents and trademarks are effectively transferred to Winder. This license is set forth in a supplemental agreement entered into between the Company and the aforementioned licensors on November 19, 2009, and filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on November 20, 2009.   Because the Company has been relying on such license, which is sufficient to grant all rights necessary for the Company to conduct its operations, it has not taken any steps to register  the transfer of the above mentioned patents and trademarks, nor does it intend to do so.”

However, if any of the licensors ~~unilaterally terminates or repudiates~~ contests the supplemental agreement, our business may be adversely affected as Winder may have to litigate or arbitrate to retain such license rights.”

Consistent with the Company’s proposed revisions to its Intellectual Property section and related risk factor, the Company believes that the supplemental agreement entered into between the company and the licensors would be subject to arbitration and/or litigation in the event the licensors decide to contest the license.

 The acquisition by Deer International of Winder in 2008 may require further approval, page 13

4.
We note your response to comment 18 from our letter dated June 7, 2011. Please revise to more precisely identify and discuss the risks to the company's structure and operations if it is determined that MOFCOM approval for the April 2008 acquisition of Winder by Deer International was, in fact, required.

Response:

The Company proposes to add to the risk factor, proposed in response to comment 15 in the Company response dated July 12, 2011, the disclosure underlined below in accordance with the Staff’s comment.

“The acquisition by Deer International of Winder in 2008 may require further approval.

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
August 24, 2011

On April 1, 2008, Deer International acquired 100% of the equity interest in Winder from 50HZ Electric Limited. While the Company believes that the April 2008 acquisition of Winder by Deer International did not require approval from the PRC Ministry of Commerce, or MOFCOM, the application and implementation of the Regulation on Mergers and Acquisition of Domestic Companies by Foreign Investors, or M&A Regulations, is unclear and subject to differing interpretations. The M&A Regulations have a particular provision which requires MOFCOM’s approval if a PRC domestic non-foreign-invested enterprise or natural person acquires an affiliated PRC company in the name of an offshore enterprise established or controlled by such enterprise or person. Ying He, our Chairman and Chief Executive Officer, his brother FaMin He and Bao Zhi Li, shareholders of the Company, simultaneously controlled Deer International and 50HZ Electric Limited at the time of Deer International’s acquisition of Winder from 50HZ Electric Limited.

The Company has obtained a legal opinion from its PRC counsel, GuangDong Tuo Jin Law Firm, stating that MOFCOM approval of the April 2008 acquisition of Winder by Deer International was not required. In addition, the transaction was approved by the Economic Development Bureau of Yangjiang High-tech Industry Development Zone. If it is subsequently determined that that approval of MOFCOM is required, the approval that 50HZ Electric Limited obtained from the Yangjiang Hi-Tech Zone may be deemed incomplete and the transferee, namely Deer International, may need to obtain further approval from MOFCOM. MOFCOM could also invalidate the April 2008 acquisition of Winder by Deer International, in which case, we would have to find a way for Deer International to re-establish control of Winder’s business operations through a series of contractual arrangements rather than an outright purchase. We cannot assure you that any such contractual arrangements will be protected by PRC law or that Deer International can receive as complete or effective economic benefit and overall control of Winder than if Deer International had direct ownership of Winder. In addition, we cannot assure you that any such contractual arrangements can be successfully effected under PRC law. If we cannot obtain MOFCOM or CSRC approval if required by the PRC regulatory authorities to do so, and if we cannot put in place or enforce relevant contractual arrangements as an alternative and equivalent means of control of Winder, our business and financial performance will be materially adversely affected.

We operate in the PRC through our WFOE status initially approved by the local office of the PRC Ministry of Commerce, page 15

5.
We note your response to comment 23 from our letter dated June 7, 2011. Please revise to address with more specificity the impact upon your business in China should you lose your WFOE status for any reason.

Response:

The Company proposes to add to the risk factor, proposed in response to comment 23 in the Company response dated July 12, 2011, the disclosure underlined below in accordance with the Staff’s comment.

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
August 24, 2011

“We operate in the PRC through our WFOE status initially approved by the local office of the PRC Ministry of Commerce (“MOFCOM’s Local Counterpart”). However, we cannot warrant that such approval procedures will continue to be considered completely satisfied should there be changes in laws or government interpretations. If we lose our WFOE status for any reason, our business in China may be negatively impacted.

Our operating entities in the PRC have received initial approval for WFOE status from the Yangjian Administration for Industry & Commerce, or MOFCOM’s Local Counterpart. The Company believes it is currently in compliance with the MOFCOM’s requirements to maintain its PRC subsidiaries’ WFOE status and is not aware of any change in interpretations or differences in understandings with respect to WFOE approval procedures that would jeopardize the approval. However, we cannot assure you that such approval procedures or understanding will not change in the future.

If in the future our PRC subsidiaries lose their WFOE status, we would have to find a way to re-establish control of our PRC operations through a series of contractual arrangements rather than an outright purchase. We cannot assure you that any such contractual arrangements will be protected by PRC law or that we can receive as complete or effective economic benefit and overall control of our PRC subsidiaries. In addition, we cannot assure you that any such contractual arrangements can be successfully effected under PRC law. If we cannot put in place or enforce relevant contractual arrangements as an alternative and equivalent means of control of our PRC subsidiaries, our business and financial performance will be materially and adversely affected.”

Operating Expenses, page 23

6.
We note your response to comment 33 from our letter dated June 7, 2011, however your selling expenses broken down individually exceed the total increase for the year of $5.6 million. Please advise or revise.

Response:

The Company proposes to revise the disclosure proposed in response to comment 33 from the Staff’s letter dated June 7, 2011, to include the disclosure underlined below in accordance with the Staff’s comment.

“Selling, general and administrative expenses for 2010 were $13.7 million, an increase of $7.8 million or 131.2% from $5.9 million for 2009. Selling expenses for 2010 increased by 157.7% or $5.6 million in comparison to 2009 due to our significant increase in revenue. These selling expenses included advertising, freight, designing, exhibition and promotion efforts to expand our market presence and increase brand awareness.  Advertising expenses increased $0.18 million or 405%. Freight and related expenses increased $2.89 million or 133%. Designing expenses increased $0.08 million or 513%. Promotion and marketing expense increased $0.60 million or 76%. Travel and related expense increased $0.32 million or 162%. Exhibition expenses increased $0.08 million or 86%. The compensation paid to employees in our sales department also increased by $1.09 million, or 231%, due to the payment of increased sales commissions.”

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
August 24, 2011

Financial Statements

Revenue Recognition, page F-11

7.
We note your response to comment 41 of our letter dated June 7, 2011. Please disclose how you account for commission payable to in-store promotional staff and advise us. Also, please indicate how you report this item in your financial statements.

Response:

The Company proposes to add the disclosure underlined below in Note 2 to the consolidated financial statements and to the Selling, General and Administrative Expenses section of its MD&A in accordance with the Staff’s comment.

“Cost of Goods Sold and Selling, General and Administrative Expenses

The Company includes expenses in either cost of goods sold or selling, general and administrative categories based upon the natural classification of the expenses. Cost of goods sold includes expenses associated with the acquisition, inspection, manufacturing and receiving of materials for use in the manufacturing process. These costs include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs as well as depreciation, amortization, wages, benefits and other costs that are incurred directly or indirectly to support the manufacturing process. Selling, general and administrative includes expenses associated with the distribution of our products, sales effort including commissions payable to in store promotional staff, administration costs and other costs that are not incurred to support the manufacturing process. The Company records distribution costs associated with the sale of inventory as a component of selling, general and administrative expenses in the Statements of Consolidated Income. These expenses include warehousing costs, outbound freight charges and costs associated with distribution personnel.”

Should you or others have any questions or would like additional information, please contact Robert Newman, Counsel to the Company, at (212) 227-7422 or by fax at (212) 202-6055.
Very truly yours,

/s/ Ying He
Ying He
Chief Executive Officer

Enclosures
cc: Robert Newman, Newman & Morrison LLP

Industry Overview

China is the largest global manufacturer of small household electric appliances in the world, producing approximately 80% of the approximately $83.5 billion in global retail sales of small household electric appliances in 2009 [1], according to CCID Consulting and China Market Monitor Co., Ltd. Chinese manufacturers of small household electric appliances sell their products to global consumer products companies with access to consumers living in the U.S., Europe and growing export markets, such as South America, Asia and the Middle East. In 2009, China exported an estimated 1.16 billion units of small household electric appliances, according to CCID Consulting, down 10.6% from 2008 because of the recent financial crisis [2]. Small electric appliances are classified into three sectors: (i) kitchen, which includes blenders, juicers, microwave ovens, coffee makers and rice cookers; (ii) living, which includes electric fans, humidifiers, electric heaters, vacuums; and (iii) personal care, which includes hairdryers, electric shavers and massagers. Our products primarily fall into the kitchen sector. Average gross profit margins for small household electric appliances are approximately 30%, which are higher than that of traditional home appliances such as televisions and air conditioners, which generally have gross margins of less than 10% [3].

Export Market

In North America, Europe and other developed regions, sales growth in these traditional export markets has maintained a steady but slow growth rate with most sales dependent on replacements and new product introduction. Sales growth in growing export markets, such as South America, Asia and the Middle East, has increased largely due to emerging wealth and large populations in these regions, and limited impact from the recent financial crisis in these markets. We believe that our revenues derived from the overseas export of small household electric appliances have increased mainly due to our increased marketing efforts and sales to the growing export markets. Additionally, we believe that buyers have become increasingly conscious about obtaining supplies from quality manufacturers who are well capitalized following the recent financial crisis and have a history of prompt delivery. We have utilized this market opportunity to add new accounts and increase sales volume with our existing customers. In 2010, we have experienced significant growth in South America, Asia, Europe and the Middle East.

China Domestic Market

Compared to the global small household electric appliances market, which experienced an overall decrease in sales in 2009, the China domestic market for small household electronic [4] appliances has been increasing steadily, with 398 million units sold in 2009, an increase of 12.1% over 2008, and accounting for nearly 21% of the global market compared to [5] approximately 15% in 2008. Sales of small household electric appliances in the China domestic market reached $17.23 billion in 2009, an increase of 6.6% from 2008 [6], according to CCID Consulting. Of the small household electric appliance sales, kitchen products account for approximately 76% of consumption [7]. The kitchen sector is the largest and fastest growing segment of the small household electric appliance market in China, representing $13.12 billion in [8] sales and 5.8% growth in 2009. According to the China Household Electrical Appliances Association, the average household in China owns less than 10 small electric appliances, which [9] is far less than the average household in a developed country with almost 40 electric appliances, highlighting the vast potential of the market in China. The expansion of the China domestic market is due, in part, to the country's rapid economic growth. According to the National Bureau [10] of Statistics of China, China's real gross domestic product, or GDP, was 10.3% in 2010, and has

11

grown an average of 10.1% annually since 2006. China has a large population, including a rapidly expanding middle class and younger, urban consumer bases, which offers a large pool of potential consumers. China's market population of middle class and affluent consumers is projected to grow to more than 400 million by 2020 from 150 million, according to the Boston Consulting Group. Economic growth in China has led to greater levels of personal disposable income and increased spending among China's expanding middle class consumer base. We continue to target this growing China domestic market, and have increased our sales to the China domestic market significantly over the past three years.

3/7/2011 小家电行业门槛及发展环境分析-市场...

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小家电行业门槛及发展环境分析

TIME：2010-6-28 9:31:14　CTR：22

当前，中国已成为全球最主要的小家电生产基地，中国小家电企业迎来了良好的发展机遇。国内小家电行业已步入快速增长期，2010年国内小家电销售额有望超过1400亿元。业内人士认为，随着家电下乡招标限制条件以及各类小家电行业技术标准陆续出台，小家电行业的市场准入门槛将提高，品牌良莠不齐的情况有望得到改变，行业发展环境将得到进一步优化。

迎来黄金发展期

赛迪顾问研究表明：中国小家电市场正步入快速成长期，我国家庭平均拥有小家电数量不到10件，远低于欧美国家每户20～30件的水平，市场潜力巨大。与此同时，目前我国小家电产品升级速度加快，传统小家电以更新换代为主，新兴小家电则以新购置为主，洗碗机、蒸箱机等新兴厨卫器具逐步进入居民家庭。

浙江德意厨具有限公司总经理高利见告诉《中国电子报》记者，从厨卫器具市场来看，产品将向系列化、一体化、智能化、美观化方向发展，功能趋向于能为人们的健康、方便快捷生活提供更多帮助。德意电器在不断延伸巩固厨房电器、橱柜领域相关产品线的同时，将开发更多高集成化的厨卫产品和系列套餐，为消费者提供更多现代化的厨卫解决方案。

与此同时，目前一些中小型家电厂家正在另辟蹊径，转向以足浴器、搅拌机、空调扇为主的享受型小家电领域，以满足人们逐步提升的消费需求。

"随着人们收入水平的提高，一些并非生活必需品的享受型小家电开始走俏市场。"慈溪市安吉尔电器总经理王健国认为，"饮水机、加湿器等发展成熟的传统产品的利润已经非常微薄，我们进军足浴器、搅拌机领域，实际上是帮助现有的终端代理商掀起新一轮的旺销热潮，因为新兴小家电产品的利润十分可观。"

与去年空调销售火爆相类似，美的、格力、联创、艾美特等厂商生产的空调扇也深受消费者欢迎。艾美特电器副董事长蔡正富认为，2010年空调扇肯定旺销，空调扇的销量比2009年将增长50%。

市场准入门槛提高

在小家电产业一致被业内人士看好的同时，小家电行业的市场准入门槛也不断提高。比如，受家电下乡招标要求和小家电加贴能效标识要求的影响，生产企业出厂产品的性能得到了进一步提升。

今年4月，财政部、商务部最新公布的《新增家电下乡补贴品种实施方案》指出，各省（区、市）在 [illegible] 抽油烟机、[illegible] 新增产 [illegible] 下乡产品要 [illegible]

3. Average gross profit margins for small household electric appliances are approximately 30%, while traditional home appliances have gross margins of less than 10%.

如果说家电下乡仅仅对下乡产品的性能提出了要求，那么小家电各类性能标准和能效标准的不断推出，则进一步提升了全行业的市场准入门槛。据了解，自2010年3月1日起，在我国生产、销售和进口的自动电饭锅、交流电风扇、交流接触器和容积式空气压缩机4类产品必须加贴能效标识，低于能效等级5级或3级的相关产品，均不得在我国生产、销售和进口。此外，电饭锅、浴霸、空气净化器、洗碗机、豆浆机等产品纷纷制定了相应的行业性标准，进一步提升了生产制造水平。

陈钢指出，我国微波炉、电风扇、电饭锅等小家电产品的销量很大，但小家电的生产技术门槛不高，企业良莠不齐。以能效标识制度为例，目前市场上能够达到新能效标准的产品可能不到五成，一旦小家电能效标准陆续公布和实施，必将对小家电企业产生重大的影响，一些技术能力不过关的企业很可能因此被大企业兼并或直接倒闭，行业资源将得到优化配置。

山寨品牌或消失

目前小家电产业已经成为家电产业最后的利润蛋糕，小家电产品平均毛利率高达30%以上，而大家电的平均毛利率则不足10%。记者发现，各企业推出的小家电产品几乎都差不多，同质化现象异常严重，品牌影响力不足。

赛迪顾问分析师杨松强认为，全国小家电生产企业约有5000家，但全行业真正有影响力的品牌不足100家，其余很多均是本身没有设计能力却依靠"拿来主义"运作的小厂。记者在顺德、中山多家小家电企业走访发现，目前小家电品牌鱼龙混杂，产品质量好坏不一，很多企业均生产"伪名牌"产品，电磁炉、电饭锅、饮水机等各种小家电都有"山寨版"。

据了解，只要是做生活小家电的企业，几乎每家都推出了自己品牌的豆浆机，这样的品牌不下100个。这些"山寨版"豆浆机无疑是复制了"山寨手机"的做法，外形和商标酷似当前热卖的九阳豆浆机，不仅功能花哨，而且价格比正品便宜很多，仅售100元左右。

杨松强表示，由于小家电产业的庞大规模始终运行在以OEM代工、出口贸易为主的模式之下，因此一些企业品牌意识淡薄，相信随着市场的不断成熟以及相关标准的出台，全行业的制造门槛将大幅提高，企业对于品牌建设的重视程度也将不断提升。

"品牌意识欠缺的农村市场是小企业的最后阵地，如果实力雄厚的大品牌借家电下乡进入农村市

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3/7/2011 小家电行业门槛及发展环境分析-市场...

场，建立服务网络和营销渠道，小家电行业整合将进一步加速，未来全行业洗牌在所难免，大批‘山寨’企业将被市场所淘汰。”朱力军说。

相关研究：

家电行业市场研究 家电市场发展情况分析 电器行业市场分析

多晶硅 洗衣液

来源 中国行业研究网 | 作者

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2009－2010年中国小家电市场竞争分析

郑重声明

本报告的著作权归赛迪顾问股份有限公司(简称为“赛迪顾问”)所有。

本报告是赛迪顾问的研究与统计成果，其性质是供客户内部参考的业务资料，其数据和结论仅代表本公司的观点。

本报告有偿提供给购买本报告的客户使用，并仅限于该客户内部使用。购买本报告的客户如果希望公开引用本报告的数据和观点，在事先向赛迪顾问提出书面要求后，必须经过赛迪顾问的审核、确认，并得到赛迪顾问的书面授权。未经赛迪顾问的审核、确认及书面授权，购买本报告的客户不得以任何方式在任何媒体上(包括互联网)公开引用本报告的数据和观点，不得以任何方式将本报告的内容提供给其他单位或个人。否则引起的一切法律后果由该客户自行承担，同时赛迪顾问亦认为其行为侵犯了赛迪顾问的著作权，赛迪顾问有权依法追究其法律责任。

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CCIDConsulting
2009－2010年中国小家电市场竞争分析

目 录

研究对象..4
一、2009年中国小家电市场概述..4
(一) 市场规模与特点..4
1、2007－2009年市场规模与增长..4
2、价格走势..5
(二) 基本特点..6
1、市场趋于成熟，竞争更加激烈..6
2、"强者愈强，弱者愈弱"，大小企业表现不一..6
3、品牌、渠道竞争取代价格竞争，成为下一轮竞争重点....................................7
4、竞争手段多元化，研发、自主创新重要性提高..7
(三) 2009年市场结构分析..7
1、分类别市场结构分析..7
2、重点产品结构...8
3、重点产品价格结构..12
4、重点产品区域结构..15
5、重点产品渠道结构..15
(四) 2009年重点产品品牌市场份额分析...18
1、2009年整体份额...18
2、2009年价格段份额..21
3、2009年区域份额...22
二、2009年中国小家电市场竞争分析..25
(一) 竞争格局－厨卫、家居、个人护理...25
1、厨卫小家电...25
2、家居小家电...25
3、个人护理小家电..26
(二) 重点厂商竞争策略分析...27
1、飞利浦..27

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CCIDConsulting
2009－2010年中国小家电市场竞争分析

2、松下......28
3、苏泊尔......29
4、美的......30
5、华帝......31
6、海尔......32
7、万和......33

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赛迪顾问股份有限公司是中国首家上市、首家通过GB/T19001-2008/ISO9001:2008标准认证的咨询公司。
本报告归赛迪顾问股份有限公司版权所有，未经协议授权，禁止提供给其它单位或个人。

2009－2010年中国小家电市场竞争分析

研究对象

《2009－2010年中国小家电市场竞争分析》的研究对象包括：

赛迪顾问将小家电分为厨房小家电、家居小家电和个人护理小家电三大类。其中厨卫小家电包括电磁炉、电饭煲、油烟机、面包机等19类细分产品；家居小家电包括净化器、加湿器、电熨斗、吸尘器等6类细分产品；个人护理小家电包括电吹风、电动剃须刀等9类细分产品。本报告重点研究的小家电具体包括六类产品：电压力锅、燃气灶、热水器、电熨斗和电动剃须刀。其中：燃气灶是指家庭厨房用燃气灶具，包括台式和嵌入式燃气灶；热水器包括三大类：燃气热水器、电热水器和太阳能热水器。电压力锅指集电饭锅、压力锅和焖烧锅三种炊具功能于一身的家庭用电压力锅，包括机械控制和微电脑控制的电压力锅。电熨斗指家用电熨斗，包括干式电熨斗、蒸汽式电熨斗和蒸汽熨刷，不包括工业用熨衣设备。电动剃须刀指男士个人护理用电动剃须刀，不包括使用刀片的手动剃须刀。小家电企业指在中国市场生产并销售厨房小家电、家居小家电和个人护理小家电三大类的所有企业。若无特殊说明，在世界市场上指全球范围的消费者；在中国市场上指中国内地的消费者，包括农村和城镇的消费者。

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一、2009年中国小家电市场概述

(一) 市场规模与特点

1、2007－2009年市场规模与增长

尽管受到全球金融危机的冲击，但是中国小家电市场在内需市场的拉动下，2009年仍保持较快的增长势头，市场销量达到3.98亿台，同比增长12.1%，市场销售额达到1175亿元，同比增长6.6%。

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CCIDConsulting 2009－2010年中国小家电市场竞争分析

图1 2007－2009年中国小家电市场销售量

4
3
2
1
0
3.11
3.50
3.98
13.9%
12.5%
12.1%
14.5%
14.0%
13.5%
13.0%
12.5%
12.0%
11.5%
11.0%
2007年
2008年
2009年
销售量(亿台)
年增长率

数据来源：赛迪顾问 2010，02

图2 2007－2009年中国小家电市场销售额

1200
1000
800
600
400
200
0
971.9
1101.9
1175.0
13.9%
13.4%
6.6%
16%
14%
12%
10%
8%
6%
4%
2%
0%
2007年
2008年
2009年
销售额(亿元)
年增长率

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数据来源：赛迪顾问 2010，02

2、价格走势

根据赛迪顾问统计，2007－2009年中国小家电的平均价格稳中有降，2009年，小家电平均价格为295元，比2008年下降1.9%。赛迪顾问分析认为这和2009年小家电增长贡献较大来自于二线以下城市和农村市场有关。

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赛迪顾问股份有限公司是中国首家上市、首家通过GB/T19001-2008/ISO9001:2008标准认证的咨询公司。
本报告中赛迪顾问股份有限公司版权所有，未经协议授权，禁止提供给其它单位或个人。

CCIDConsulting
2009－2010年中国小家电市场竞争分析

表1 2007－2009年中国小家电市场价格变化

年份	平均价格(元)	增长率
2007年	313.0	0.1%
2008年	315.0	0.3%
2009年	295.0	－1.9%

数据来源：赛迪顾问 2010，02

(二) 基本特点

1、市场趋于成熟，竞争更加激烈

经过十几年的发展，中国小家电市场趋于成熟，市场竞争也更加激烈。中国的小家电行业发展得益于成本、规模、技术等优势，使得欧美等国家的小家电生产企业将生产逐步转移到成本更为低廉的中国等发展中国家，促使中国成为全球最重要的小家电生产基地之一。除了消费者对小家电行业的市场需求不断扩大外，中国小家电行业独特的发展模式也是小家电行业保持高利润、高增长的重要原因：与彩电、冰箱等家电靠规模化的成本优势不同，小家电行业的竞争在于产品的创新性，关注的是产品能否满足消费者个性化需求。正是这种产品创新性实现了行业的高额利润。

小家电行业竞争激烈，产品结构亟待升级。由于小家电行业高利润、高增速的特点，众多企业纷纷涉足小家电行业，行业竞争日趋激烈。目前我国从事小家电生产的企业达6000多家，且这些企业多以中小型民营企业为主。

2、"强者愈强，弱者愈弱"，大小企业表现不一

"强者愈强，弱者愈弱"，大小企业2009年表现不一。小家电行业里，企业鱼龙混杂，规模普遍不大，产品同质化非常严重。目前，小家电的生产多采取OEM方式，众多厂商的产品设计和功能都大同小异，各品牌的产品不但外观相似，而且拥有同样的功能，小家电企业的竞争多停留在低层次的价格比拼、模仿抄袭上，产品质量与生产工艺一直无法保障。在这种背景下，许多企业既缺乏战略规划的意识，也不具备实际操作的能力，企业生存发展很大程度上依赖于小家电近年较高的利润率。随着2009年下半年全球原

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赛迪顾问股份有限公司是中国首家上市、首家通过GB/T19001-2008/ISO9001:2008标准认证的咨询公司
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CCIDConsulting
2009－2010年中国小家电市场竞争分析

材料、大宗贸易商品价格上涨，小家电行业成本总体上涨，而小家电的价格却并没有随之上涨，部分细分行业甚至降低。小家电行业利润空间受到进一步挤压，中小型加工制造企业由于订单减少、成本上涨，前景堪忧。品牌企业凭借其规模、渠道和品牌优势在2009年经济危机的背景下抓住大量中小型企业倒闭所带来的机遇不但积极开拓了市场，部分企业如格兰仕、美的甚至实现了利润的大幅增长。

3、品牌、渠道竞争取代价格竞争，成为下一轮竞争重点

2009年下半年原材料价格的上涨和小家电利润的降低使得加工制造型企业的生存环境进一步恶化，迫使国内小家电企业不得不向具有附加值的设计和营销环节转移。借助2009年家电下乡和城镇化建设的机遇，小家电品牌企业积极构建自己的销售渠道，拓展二三级城市和农村市场空间，为企业未来发展奠定基础。格兰仕、九阳这些品牌企业在渠道建设和营销环节已经取得了很好的效果，也正是这些措施保证了企业2009年的逆势增长。

4、竞争手段多元化，研发、自主创新重要性提高

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目前，小家电企业的竞争手段不再单纯采取低价策略，研发、科技创新也已经成为其重要竞争手段。尽管价格竞争仍将是各企业采取的主要竞争手段之一，但多年来小家电行业受困于激烈的价格竞争，使越来越多的企业认识到这种竞争方式只能使企业发展的路越走越窄，而只有把核心竞争力建立在技术研发、新产品的开发设计上，建立在寻求新的市场需求和开辟新的经济增长点上，才能实现企业的可持续发展。因此，许多小家电企业加大了技术研发投入，通过开发高技术含量的产品来赢得市场。同时还将产品的差异化策略作为企业重要的竞争手段，以此获得细分市场份额。并且，近年来国家加大了对产品标准修订的力度，这也将有力地促进产品的技术进步。

(三) 2009年市场结构分析

1、分类别市场结构分析

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CCIDConsulting
2009－2010年中国小家电市场竞争分析

2009年，在中国经济企稳回升的背景下，消费者信心得到了有效的恢复，并且伴随着家电下乡政策的推出、城镇化建设的进一步落实，中国小家电行业增长显著，各细分行业的增长也十分显著。厨卫、家居、个人护理类小家电在销售量绝对值继续增长，其中厨卫小家电占中国小家电市场销售量的64.8%，家居类小家电占12.3%，个人护理类小家电占22.9%。

表2 2009年小家电市场结构分析

产品	销售量(亿台)	销售额(亿元)
个人护理	0.91	126.0
厨卫家电	2.58	895.0
家居	0.49	154.0
总计	3.98	1175.0

数据来源：赛迪顾问 2010，02

2、重点产品结构

(1) 燃气灶

目前市场上的燃气灶主要是以液化石油气、人工煤气、天然气等气体燃料进行直火加热的厨房用具，赛迪顾问按照家庭使用时安装方式的不同，把燃气灶产品分为台式和嵌入式两种(根据销售量分类)。

图3 2009年中国燃气灶市场产品结构

台式
44.8%
嵌入式
55.2%

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赛迪顾问股份有限公司是中国首家上市、首家通过GB/T19001-2008/ISO9001:2008标准认证的咨询公司。
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CCIDConsulting

2009－2010年中国小家电市场竞争分析

数据来源：赛迪顾问 2010，02

(2) 热水器

热水器市场2009年在家电下乡的推动表现抢眼。赛迪顾问根据原理不同将热水器分为燃气热水器、电热水器和太阳能热水器(根据销售量分类)。热水器市场仍以电热水器为主，占总份额的56.0%，燃气热水器占41.7%的市场。绿色环保的太阳能热水器占2.3%，份额虽小但成上升趋势。

图4 2009年中国热水器市场产品结构

太阳能热水器
2.3%
电热水器
56.0%
燃气热水器
41.7%

数据来源：赛迪顾问 2010，02

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(3) 电压力锅

根据电压力锅的控制方式，赛迪顾问把市场销售的电压力锅分为机械控制式和微电脑控制式两种(根据销售量分类)。其中电脑控制式的占到59.2%，机械控制式的占41.8%。

图5 2009年中国电压力锅市场产品结构

9

赛迪顾问股份有限公司是中国首家上市、首家通过GB/T19001-2008/ISO9001:2008标准认证的咨询公司
本报告版权归赛迪顾问股份有限公司所有，未经协议授权，禁止提供给其它单位或个人。

CCIDConsulting
2009~2010年中国小家电市场竞争分析

电脑控制式
59.2%
机械控制式
41.8%

数据来源：赛迪顾问 2010，02

(4) 电熨斗

按照电熨斗的功能的不同，赛迪顾问将电熨斗产品分为：干式电熨斗、蒸汽式电熨斗和蒸汽熨刷(根据销售量分类)。目前，中国电熨斗市场已经趋于成熟。2009年，蒸汽电熨斗已经成为市场主力，占90.5%的市场销售量份额；干式电熨斗仅占3.7%，蒸汽电熨刷占5.8%。随着人们生活质量的提高和对衣着面料关注度的增强，干式电熨斗市场越来越小。

图6 2009年中国电熨斗产品细分市场结构

www.docin.com

蒸汽电熨刷
5.8%
干式电熨斗
3.7%
蒸汽电熨斗
90.5%

数据来源：赛迪顾问 2010，02

(5) 电动剃须刀

电动剃须刀按使用电源可分为干电池、充电式、交流式和组合式(根据销售量分类)。

10

赛迪顾问股份有限公司是中国首家上市、首家通过GB/T19001-2008/ISO9001:2008标准认证的咨询公司。
本报告知识产权归赛迪顾问股份有限公司所有，未经协议授权，禁止提供给其它单位或个人。

CCIDConsulting

2009－2010年中国小家电市场竞争分析

2009年，干电池和充电式平分秋色,分别占整个电动须刀销售量的46.3%和41.9%，组合式占9.9%，交流式只占1.9%的市场份额。

www.docin.com

11

赛迪顾问股份有限公司是中国首家上市、首家通过GB/T19001-2008/ISO9001:2008标准认证的咨询公司。
本报告中赛迪顾问股份有限公司版权所有，未经协议授权，禁止提供给其它单位或个人。

小家电产业上演"群雄逐鹿"_广东民企之窗 http://www.gdmq.gov.cn/a/zixunpeixun/shichangkaituo/2011/0811/3220.html

9. The average household in China owns less than 10 small electric appliances, which is far less than the average household in a developed country with almost 40 electric appliances.

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小家电产业上演“群雄逐鹿”

时间:2011-08-11 10:26来源:中山日报 作者:admin 点击:93次

中国60%的小家电产自广东，广东60%的小家电又来自珠江西岸的中山和顺德。拥有数千家庞大群体的小家电行业，是中山企业数量最多的行业之一，但其中本土大品牌几乎空白。今年以来，随着格兰仕、美的、格力等国内家电大品牌全面布局小家电领域，以及飞利浦、赛博等国际大品牌收购深耕中国市场，中山本土众多中小型家电企业正面临一场行业洗牌淘汰“山寨厂”的激流。

【行业扫描】

★小家电是最后一块利润奶酪？

小家电被业界视为家电行业的最后一块利润奶酪，这个范围甚至在这两年逐渐缩小到厨电领域。据业界人士调查，小家电产品平均毛利率在30%以上，大家电平均毛利率不足10%，厨电利润率则高达50%以上。

以中山、顺德为代表的珠江西岸是中国重要的家电产业集聚地，早在上世纪80年代就涌现了威力、容声等家电品牌。但在产业发展过程，北方的海尔、海信与南方的美的、格兰仕中、格力、TCL等黑白家电企业逐步形成寡头垄断市场。

大家电市场经过几轮激烈竞争，基本已进入大品牌平分天下的局面。曾经打造家电品牌神话的胡志标认为，大家电市场的领域基本已经没有空间，而小家电还有很大的增长潜力。

据记者了解，厨电利润目前最高。老板电器2010年报显示，其烟机毛利率高达48.17%、灶具单品毛利率达到52.07%。华帝烟机毛利率为39.88%、灶具毛利率为36.85%。万和电气灶具毛利率为32.31%。而部分没有上市的厨电品牌企业的毛利率据称还要更高。

市场对小家电的需求保持高增长。有数据显示，在欧美国家，每个家庭大约有40件小家电，而在中国每个家庭小家电数量不足10件。由中国家用电器协会委托市场调查公司做的《2010年度中国小家电市场消费者调查报告》显示，近几年小家电市场复合年增长率达到25%。

★大品牌携巨资全面布局小家电

小家电市场仍有利可图，这吸引家电大品牌全面进入行业争抢空间。据记者观察，近年来，除格兰仕、美的等小家电大品牌将涉足领域无限延伸之外，海尔、志高等大家电品牌也纷纷携巨资和品牌影响力优势杀入。

6月中旬，借第一款圆形微波炉上市巡回推介之际，中国家电业龙头企业之一格兰仕在全国各地高调宣传其刚实施的“微生厨”整合战略，全面出击小家电中国市场，力争在“十二五”期间迈入小家电销售500亿元大关。

海尔集团很早就在小家电领域有所作为，其小家电产品远不如它的洗衣机、冰箱等知名度大。但从去年开始，海尔大手笔进军厨电领域。海尔的信心来自：“在世界五大洲建立了16个全球信息中心、6个综合研究中心以及8个全球设计中心，在消费者需求洞察和技术研发上拥有无可比拟巨大优势。”

外来力量也在推动中国小家电行业变局。飞利浦、赛博成功收购国内品牌奔腾、苏泊尔，业内人士认为，这些并购案透露出外资企业觊觎中国小家电市场之野心，这些巨头将借助国内品牌深耕中国市场。

★行业门槛提升“山寨”压力大

“大军”逼近，中小企业表示压力很大。最近出现在媒体的一条小消息，让企业主们再添担忧。这消息是，“从6月1日起，豆浆机国家标准将正式颁布实施”。这意味着，“山寨产品”将难藏身。

据统计，国内豆浆机生产企业一度高达800多家，其中截至2010年底国内可监测销量的豆浆机品牌数量为116个，此外则是很多“山寨”厂家。豆浆机标准的出台，以九阳等品牌的企业标准为参照，在噪声、安全等硬性指标方面作出了界定，还将制作出的豆浆营养含量多少作为一项重要依据。

“现在小家电行业鱼龙混杂，已经到了一个整合的时期了，相信其他产品的行业标准将会陆续出现。”东凤镇一家生产豆浆机的企业负责人这样说。

行业标准提升了门槛，这将淘汰大量“山寨产品”。这里所说的“山寨”，除了指那些品质低的模仿或冒牌外，更多是指那些没有品牌和知名度的小家电产品。近两年在黄圃国际会展中心火爆起来的“中国小家电展”，就是这些中小企业青睐的推广平台。品牌度低的小家电企业，尽管也有独具创新的产品，但很难在市场中发出自己的声音。

【本土现状】

★本土企业短时难改OEM命运

在著名的珠江西岸家电产业带中，中山长期扮演着OEM、配套组件生产的“配角”角色。尽管近10年来中山各级政府高度重视吸引、培育、壮大家电产业，在中山西北部的黄圃镇、南头镇、东凤镇等区域形成了密集的家电产业集群，但中山的本土家电品牌仍然非常稀少。

近几年在东凤、南头、黄圃、阜沙镇等西北部，形成了密集的小家电产业集群，涌现出多个国家级小家电基地，中国小家电交易会与家电产业基地互动发展，极大地促进了中山小家电从材料、配件、生产、包装、广告宣传、销售等环节产业链的完善。美的、格兰仕、长虹、TCL等行业龙头也纷纷在中山投巨资抢滩小家电市场。小家电产业占中山工业比重逐步加大，中山已成为国内小家电产业的重要基地。

但随着产业集群崛起和产业链的完善，中山小家电企业在发展中遭遇瓶颈。据市经济和信息化局的吕汉波科长介绍，中山2009年就有小家电企业2433家，在17个产业集群中，规模算是比较大的。但中山几百个名牌名标中，小家电所占的比例却非常少。

据记者的调查分析，中山小家电产业目前大致存在的问题包括：同质化、低价格竞争、创新少模仿多、耗能高没标准、维修难等。

综合企业家们对于这个行业的建议，大致包括：1、继续完善小家电配套配件产业，使之更加成熟；2、加大技术研发投入，逐步由制造向创造转变，提升自有知识产权比重，注重核心技术的专利申报和保护，提高产品技术附加值；3、培育品牌，不止是请明星做广告，更要在研发、个性化设计，生产质量的控制，企业品牌的营销，产品的质量保证和售后服务的完善上下功夫；4、分析不同市场、不同时段的市场需求，综合利用展会、电子商务、广告宣传等手段，把推广费用花在刀刃上。

★企业尝试转型或创个性化品牌

依靠大品牌生存仍然是中山小家电企业的主要道路。但也有不少企业开始从技术、工艺、创意设计等方面发力，力图在个性化或者单项上创造出极具影响力的新兴品牌。

中山小家电企业最为集中的东凤镇，有小家电及配套生产企业达1633家，该镇今年3月顺利通过“中国小家电产业基地”复评。今年以来，东凤镇一些小家电企业纷纷成立内销部，变过去单一的国际市场为现在的国际国内两个市场一起抓的经营策略。已经做出尝试的企业称，转型内销市场，多元化经营，是为了抵抗过去单纯依赖出口经营模式带来的风险。

南头小家电企业基尔壁炉公司今年3月从英国捧回“中国商务奖”，这是由英国贸易与投资局、英中贸易协会等联合评选颁发的奖项，旨

1 of 2 8/18/2011 5:01 PM

小家电产业上演"群雄逐鹿"_广东民企之窗 http://www.gdmq.gov.cn/a/zixunpeixun/shichangkaituo/2011/0811/3220.html

在奖励企业在缩短产业链、提升出口产品附加值等方面的创新尝试。

据了解，近年来不少企业通过产业链创新、异地设立、自创品牌等措施，加大出口转型升级力度，不仅帮助产品打开国际市场，而且不少举措获得国外买家或商务部门的肯定。

但是企业在迫切需要转型升级的当下，又遇到了国内的生产高成本和融资政策趋紧等不利因素。佳荣电子总经理黄刚称，企业生产一台小家电的利润就只有20个点，现在原材料价格一涨就只剩下10多个点，如果产品不涨价，企业就没有办法生存。

“小家电要跳出大家电发展老路”

黄圃国际会展中心总经理史宗星谈小家电行业前景

记者：您长期与家电行业打交道，对这个行业深有研究，对于中山小家电企业目前的发展，有何建议？

史宗星：小家电发展，要跳出大家电发展的老路。要在个性化设计上创新，在产品装饰、空间美化、提升使用者品位等方面着力，在满足基本功能的基础上，培育品牌，甚至可以向奢侈品方向靠拢，努力增加品牌附加值，避免大家电此前遭遇过的价格恶性竞争“悲剧”重演。

记者：“中国小家电交易会”这两年在业界影响力快速提升，成为品牌会展，也同步扩大了中山小家电的知名度。这个展会对未来中山小家电产业的发展有何推动作用？

史宗星：2009年我们开始与慧聪家电网合作，开创了中国展会+B2B电子商务专业家电交易平台模式，交易会从最初的1万平方米展出面积，逐届扩展到今年秋季的3万平方米，仍未能满足小家电企业的参展需求。

中国小家电交易会精准定位于为中小企业服务，是以中山家电产业基地为基础，快速成长起来的专业性展会，对中山小家电产业的快速发展起到了重要的促进作用，甚至优化了中国小家电的产业格局。目前中国小家电交易会与顺德家博会已成为中国规模最大、最为专业的小家电行业展会。

记者：您怎么看未来小家电产业的前景？

史宗星：大企业开发生产小家电，在品牌、技术研发、生产能力、规模成本、销售渠道上有着小企业不可比拟的优势，这对小企业必然产生压力和影响。但是星星也可以点灯，星火可以燎原。经过近十年来的发展，中山已成长了许多小家电行业细分市场的龙头。慧聪家电网每年都要举办国内最权威的年度小家电行业十大评选，据2010年度行业前十名获奖评选结果，中山在厨电企业占据80%、在生活电器企业中占据30%、在炊具企业中占据50%、在热水器企业中占据30%、配件企业中占据60%，同时在获奖的大品牌产品中也有很大比例是在中山贴牌生产。

产业基地、专业展会、电子商务与这些细分市场的隐形冠军正在引导中山小家电产业酝酿着一场产业暴动。品牌是在市场的洗礼中诞生的，过去小打小闹的中山家电企业，必将在新技术、新材料、绿色、节能的创新发展中超越自我，实现弯道超车，成长出一批中国乃至世界的大品牌。

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统计局发布2010年国民经济运行数据 GDP增10.3%

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1 of 14   8/18/2011 3:56 PM

统计局发布2010年国民经济运行数据 GDP增10.3% http://www.gov.cn/gzdt/2011-01/20/content_1782697.htm

2010年国民经济运行态势总体良好

（2011年1月20日）

中华人民共和国国家统计局局长 马建堂

10. China's real GDP was 10.3% in 2010 and has grown 10.1% annually.

2010年，面对极为复杂的国内外经济环境和极为严峻的各类自然灾害和各种重大挑战，党中央、国务院审时度势，科学决策，团结带领全国各族人民，深入贯彻落实科学发展观，加快转变经济发展方式，加强和改善宏观调控，发挥市场机制作用，有效巩固和扩大了应对国际金融危机冲击成果，国民经济运行态势总体良好。

初步测算，全年国内生产总值397983亿元，按可比价格计算，比上年增长10.3%，增速比上年加快1.1个百分点。分季度看，一季度同比增长11.9%，二季度增长10.3%，三季度增长9.6%，四季度增长9.8%。分产业看，第一产业增加值40497亿元，增长4.3%；第二产业增加值186481亿元，增长12.2%；第三产业增加值171005亿元，增长9.5%。

1. 农业生产稳定增长，粮食连续七年增产。 全年粮食总产量达到54641万吨，比上年增长2.9%，连续七年增产。其中，夏粮产量12310万吨，下降0.3%；早稻3132万吨，下降6.1%；秋粮39199万吨，增长4.8%。油料产量增长2.7%，糖料下降1.9%。肉类产量保持稳定增长，全年猪牛羊禽肉产量7780万吨，增长3.6%。其中，猪肉产量5070万吨，增长3.7%。

2. 工业生产平稳增长，企业效益大幅提高。 全年规模以上工业增加值比上年增长15.7%，增速比上年加快4.7个百分点。分季度看，一季度同比增长19.6%，二季度增长15.9%，三季度增长13.5%，四季度增长13.3%。分登记注册类型看，国有及国有控股企业增长13.7%；集体企业增长9.4%；股份制企业增长16.8%；外商及港澳台投资企业增长14.5%。分轻重工业看，重工业增长16.5%，轻工业增长13.6%。分行业看，在39个大类行业中，38个行业实现比上年增长。分地区看，东部地区增长14.9%，中部地区增长18.4%，西部地区增长15.5%。工业产销衔接状况良好，全年规模以上工业企业产销率达到97.9%，比上年提高0.2个百分点。

1-11月份，全国规模以上工业企业实现利润38828亿元，同比增长49.4%，比上年同期加快41.6个百分点。在39个大类行业中，38个行业利润同比增长。

3. 投资保持较快增长，投资结构继续改善。 全年全社会固定资产投资278140亿元，比上年增长23.8%，增速比上年回落6.2个百分点，扣除价格因素，实际增长19.5%。其中，城镇固定资产投资241415亿元，增长24.5%，回落5.9个百分点；农村固定资产投资36725亿元，增长19.7%，回落7.6个百分点。在城镇投资中，第一产业投资增长18.2%，第二产业投资增长23.2%，第三产业投资增长25.6%。分地区看，东部地区投资增长22.8%，中部地区增长26.9%，西部地区增长26.2%。全年房地产开发投资48267亿元，增长33.2%。

4. 消费平稳较快增长，热点商品销售旺盛。 全年社会消费品零售总额154554亿元，比上年

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增长18.4%；扣除价格因素，实际增长14.8%。按经营单位所在地分，城镇消费品零售额133689亿元，增长18.8%；乡村消费品零售额20865亿元，增长16.1%。按消费形态分，餐饮收入17636亿元，增长18.0%；商品零售136918亿元，增长18.5%。其中，限额以上企业（单位）商品零售额58056亿元，增长29.9%。热点消费快速增长。其中，金银珠宝类增长46.0%，家具类增长37.2%，汽车类增长34.8%，家用电器和音像器材类增长27.7%。

5. 市场物价同比上涨，食品价格涨幅较大。全年居民消费价格同比上涨3.3%。其中，城市上涨3.2%，农村上涨3.6%。分类别看，食品上涨7.2%，烟酒及用品上涨1.6%，医疗保健和个人用品上涨3.2%，娱乐教育文化用品及服务上涨0.6%，居住上涨4.5%，衣着下降1.0%，交通和通信下降0.4%，家庭设备用品及维修服务持平。12月份居民消费价格同比上涨4.6%，环比上涨0.5%。全年工业品出厂价格同比上涨5.5%，12月份上涨5.9%，环比上涨0.7%。全年原材料、燃料、动力购进价格同比上涨9.6%，12月份上涨9.5%，环比上涨1.1%。

6. 进出口总额较快增长，贸易顺差有所减少。全年进出口总额29728亿美元，比上年增长34.7%。其中，出口15779亿美元，增长31.3%；进口13948亿美元，增长38.7%。进出口相抵，顺差1831亿美元，比上年下降6.4%。

7. 城乡居民收入稳定增长，农村居民收入增速快于城镇。全年城镇居民家庭人均总收入21033元，比上年增长11.5%。其中，城镇居民人均可支配收入19109元，增长11.3%，扣除价格因素，实际增长7.8%。在城镇居民家庭人均总收入中，工资性收入增长10.7%，转移性收入增长12.8%，经营净收入增长12.1%，财产性收入增长20.5%。农村居民人均纯收入5919元，增长14.9%，扣除价格因素，实际增长10.9%。其中，工资性收入增长17.9%，家庭经营纯收入增长12.1%，财产性收入增长21.0%，转移性收入增长13.8%。

8. 货币供应量稳定增长，人民币存贷款增量减少。12月末，广义货币（M2）余额72.6万亿元，比上年末增长19.7%，增幅同比回落8.0个百分点；狭义货币（M1）26.7万亿元，增长21.2%，回落11.2个百分点；流通中货币（M0）4.5万亿元，增长16.7%，加快4.9个百分点。金融机构人民币各项贷款余额47.9万亿元，比年初增加7.9万亿元，比上年少增1.6万亿元；各项存款余额71.8万亿元，比年初增加12.0万亿元，少增1.1万亿元。

当前，国民经济正处于由回升向好向稳定增长转变的关键时期。要按照中央经济工作会议的总体部署，坚持以科学发展为主题，以加快转变经济发展方式为主线，实施积极的财政政策和稳健的货币政策，增强宏观调控的针对性、灵活性、有效性，加快推进经济结构调整，大力加强自主创新，切实抓好节能减排，不断深化改革开放，着力保障和改善民生，巩固和扩大应对国际金融危机冲击成果，保持经济平稳较快发展，促进社会和谐稳定。

附表

2010年12月份及全年主要统计数据

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指标	12月		1-12月	
	绝对量	同比增长（%）	绝对量	同比增长（%）
一、国内生产总值（亿元）	…	…	397983	10.3
第一产业	…	…	40497	4.3
第二产业	…	…	186481	12.2
第三产业	…	…	171005	9.5
二、农业				
粮食（万吨）	…	…	54641	2.9
夏粮（万吨）	…	…	12310	-0.3
早稻（万吨）	…	…	3132	-6.1
秋粮（万吨）	…	…	39199	4.8
猪牛羊禽肉（万吨）	…	…	7780	3.6
#猪肉（万吨）	…	…	5070	3.7
生猪出栏（万头）	…	…	66700	3.3
生猪存栏（万头）	…	…	46440	-1.2
三、规模以上工业增加值	…	13.5	…	15.7
分轻重工业				
轻工业	…	13.0	…	13.6
重工业	…	13.7	…	16.5
分经济类型				
国有及国有控股企业	…	9.8	…	13.7
集体企业	…	7.9	…	9.4
股份制企业	…	15.0	…	16.8
外商及港澳台商投资企业	…	11.4	…	14.5
主要行业增加值				
纺织业	…	7.8	…	11.6
化学原料及化学制品制造业	…	10.5	…	15.5
非金属矿物制品业	…	19.3	…	20.3
通用设备制造业	…	23.9	…	21.7
交通运输设备制造业	…	16.6	…	22.4
电气机械及器材制造业	…	16.4	…	18.7
通信设备、计算机及其他电子设备制造业	…	12.2	…	16.9
电力热力的生产和供应业	…	5.9	…	11.0
黑色金属冶炼及压延加工业	…	5.9	…	11.6
主要产品产量				
天然原油（万吨）	1752	9.0	20301	6.9
发电量（亿千瓦时）	3678	5.1	41413	13.3
生铁（万吨）	4665	2.3	59022	7.4
粗钢（万吨）	5152	6.3	62665	9.3
钢材（万吨）	6784	3.5	79627	14.7
水泥（亿吨）	1.7	16.4	18.7	15.5
汽车（万辆）	195.4	23.9	1865	31.9
其中：轿车（万辆）	103.4	15.9	984.0	29.2
产品销售率（%）	98.9	-0.6（百分点）	97.9	0.2（百分点）
出口交货值（亿元）	8663	18.3	90764	25.4
四、全社会固定资产投资（亿元）	…	…	278140	23.8
分地区				
城镇	…	…	241415	24.5
其中：国有及国有控股	…	…	102130	18.0
其中：房地产开发	…	…	48267	33.2
农村	…	…	36725	19.7

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城镇固定资产投资中：				
分项目隶属关系				
中央项目	…	…	21837	8.9
地方项目	…	…	219578	26.3
分产业				
第一产业	…	…	3966	18.2
第二产业	…	…	101048	23.2
第三产业	…	…	136401	25.6
分行业				
电力、热力的生产与供应业	…	…	11869	6.6
石油和天然气开采业	…	…	2893	3.6
铁路运输业	…	…	7495	12.5
非金属矿采选、制品业	…	…	8436	29.2
黑色金属矿采选、冶炼及压延加工业	…	…	4531	10.3
有色金属矿采选、冶炼及压延加工业	…	…	3934	31.8
分注册类型				
内资企业	…	…	224395	25.6
港澳台商投资企业	…	…	7638	18.5
外商投资企业	…	…	8195	6.6
分施工和新开工项目				
累计施工项目（个）	…	…	471863	20601（个）
施工项目计划总投资（亿元）	…	…	522161	23.1
新开工项目（个）	…	…	330049	-9746（个）
新开工项目计划总投资（亿元）	…	…	190805	25.6
城镇投资到位资金（亿元）	…	…	272452	24.5
国家预算内资金	…	…	13058	13.6
国内贷款	…	…	44872	19.2
利用外资	…	…	4377	9.9
自筹资金	…	…	166217	30.3
全国建筑业总产值（亿元）	…	…	95206	24.0
全国建筑业房屋建筑施工面积（亿平方米）	…	…	70.1	19.0
五、社会消费品零售总额（亿元）	15330	19.1	154554	18.4
分经营单位所在地				
城镇	13260	19.5	133689	18.8
乡村	2070	17.0	20865	16.1
分消费形态				
餐饮收入	1722	18.3	17636	18.0
商品零售	13608	19.3	136918	18.5
其中：限额以上企业（单位）商品零售	6325	33.0	58056	29.9
其中：粮油食品、饮料烟酒	747	32.1	7316	24.5
服装鞋帽、针纺织品	697	27.3	5874	24.8
化妆品	92	21.3	889	16.6
金银珠宝	124	47.7	1261	46.0
日用品	197	27.4	2033	25.1
体育、娱乐用品	31	36.0	299	20.1
家用电器和音像器材	396	34.9	4056	27.7
中西药品	285	24.3	2980	23.5
文化办公用品	118	23.6	1123	23.5

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家具	81	34.5	705	37.2
通讯器材	84	49.4	792	21.8
石油及制品	1014	32.7	10401	34.3
汽车	2009	37.2	16673	34.8
建筑及装潢材料	91	37.8	760	32.3
六、居民消费价格	…	4.6	…	3.3
其中：城市	…	4.4	…	3.2
农村	…	5.1	…	3.6
其中：食品	…	9.6	…	7.2
非食品	…	2.1	…	1.4
其中：消费品	…	5.1	…	3.7
服务项目	…	2.8	…	2.0
分类别				
食品	…	9.6	…	7.2
烟酒及用品	…	1.8	…	1.6
衣着	…	0.1	…	-1.0
家庭设备用品及维修服务	…	1.2	…	0.0
医疗保健及个人用品	…	4.0	…	3.2
交通和通信	…	-0.7	…	-0.4
娱乐教育文化用品及服务	…	0.7	…	0.6
居住	…	6.0	…	4.5
七、工业品出厂价格	…	5.9	…	5.5
生产资料	…	6.7	…	6.6
采掘	…	12.6	…	22.2
原料	…	8.9	…	10.1
加工	…	4.9	…	3.1
生活资料	…	3.5	…	2.0
食品	…	5.9	…	3.8
衣着	…	3.3	…	2.0
一般日用品	…	3.9	…	1.9
耐用消费品	…	-0.3	…	-0.6
八、原材料、燃料、动力购进价格	…	9.5	…	9.6
有色金属材料和电线类	…	15.9	…	22.2
燃料动力类	…	9.1	…	16.3
黑色金属材料类	…	11.2	…	6.6
化工原料类	…	9.5	…	7.0
九、固定资产投资价格	…	5.4（四季度）	…	3.6
建筑安装工程	…	7.8（四季度）	…	4.9
材料费	…	7.7（四季度）	…	4.3
人工费	…	12.1（四季度）	…	9.1
机械使用费	…	3.2（四季度）	…	2.9
设备、工器具购置	…	0.5（四季度）	…	0.3
其他费用	…	3.3（四季度）	…	3.1

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十、农产品生产价格	…	…	…	10.9
种植业产品	…	…	…	16.6
粮食	…	…	…	13.3
谷物	…	…	…	12.8
小麦	…	…	…	7.9
稻谷	…	…	…	12.8
玉米	…	…	…	16.1
棉花	…	…	…	57.7
油料	…	…	…	12.1
糖料	…	…	…	6.0
蔬菜	…	…	…	16.8
水果	…	…	…	18.9
茶叶	…	…	…	20.4
烟叶	…	…	…	5.8
林业产品	…	…	…	22.8
木材	…	…	…	3.2
畜牧业产品	…	…	…	3.0
生猪	…	…	…	-1.7
肉牛	…	…	…	4.7
活羊	…	…	…	8.7
家禽	…	…	…	7.0
禽蛋	…	…	…	7.5
奶产品	…	…	…	15.3
毛绒类	…	…	…	28.9
渔业产品	…	…	…	7.6
海水产品	…	…	…	10.1
淡水产品	…	…	…	5.2
十一、居民收入和支出				
农村居民人均纯收入（元）	…	…	5919	10.9
工资性收入	…	…	2431	17.9
家庭经营纯收入	…	…	2833	12.1
第一产业生产经营纯收入	…	…	2231	12.2
二、三产业生产经营纯收入	…	…	602	11.7
财产性收入	…	…	202	21.0
转移性收入	…	…	453	13.8
农村居民人均生活消费支出（元）	…	…	4382	5.9
城镇居民人均可支配收入（元）	…	…	19109	7.8
城镇居民人均消费性支出（元）	…	…	13471	6.4

注：

1. 全国建筑业企业指具有资质等级的总承包和专业承包建筑业企业，不含劳务分包建筑业企业；

2. 农产品生产价格指农产品生产者直接出售其产品时的价格；

3. 国内生产总值、规模以上工业增加值及其分类项目增长速度均按可比价计算；农村居民人均纯收入、农村居民人均生活消费支出、城镇居民人均可支配收入和城镇居民人均消费性支出增长速度均为实际增长速度；其他指标增长速度均按现价计算。

相关报道　　中国政府网 www.gov.cn

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统计局发布2010年国民经济运行数据 GDP增10.3%　http://www.gov.cn/gzdt/2011-01/20/content_1782697.htm

人民银行

截至2010年末

中国外汇储备余额28473亿美元

2010年各季度
国家外汇储备增幅
单位：亿美元
479
72
1940
1990
一季度
二季度
三季度
四季度
资料来源：中国人民银行

图表：截至2010年末中国外汇储备余额28473亿美元。新华社 发

央行：2010年广义货币增19.7% 外汇储备28473亿美元

2010年，中国人民银行按照党中央、国务院统一部署，继续实施适度宽松的货币政策，进一步加强流动性管理，着力处理好保持经济平稳较快发展、调整经济结构和管理好通胀预期的关系，维护金融体系健康稳定运行。

一、广义货币增长19.7%

二、全年本外币贷款增加8.36万亿元，其中，人民币贷款增加7.95万亿元，外币贷款增加740亿美元

三、全年本外币存款增加12.14万亿元，其中，人民币存款增加12.05万亿元，外币存款增加200亿美元

四、银行间市场交易活跃，市场利率上升

五、国家外汇储备增长18.7%　>>>详细内容

统计局

8 of 14　8/18/2011 3:56 PM

统计局发布2010年国民经济运行数据 GDP增10.3%
http://www.gov.cn/gzdt/2011-01/20/content_1782697.htm

中国2009年GDP增长率调整为
9.2%
第一产业增加值
35226
占
10.3%
第二产业增加值
157639 占46.3%
第三产业增加值
148038 占43.4%
比初步核算数增加396
2011年1月11日
国家统计局发布公告
2009年GDP最终核实数据
GDP增长率 由9.1% 调整为 9.2%
单位：亿元
卢哲 编制 新华社发

图表：中国2009年GDP增长率调整为9.2% 新华社 发

中华人民共和国国家统计局公告
2011年第1号

按照国内生产总值（GDP）核算程序，国家统计局根据2009年有关统计年报和部门会计、财政决算资料，在初步核实数的基础上，对2009年GDP数据进行了最终核实。结果如下：

2009年GDP现价总量为340903亿元，比初步核实数增加了396亿元，按不变价格计算，比上年增长9.2%，比初步核实数提高了0.1个百分点（详见附件）。 >>>详细内容

2011年国家统计局经济统计信息发布日程表

		1月	2月	3月	4月	5月	6月	7月	8月	9月	10月	11月	12月
1	国民经济运行情况新闻发布会	20/四	—	11/五	15/五	11/三	14/二	15/五	11/四	13/二	20/四	11/五	11/日
2	统计公报	—	28/一	—	—	—	—	—	—	—	—	—	—
3	工业经济效益报告	—	—	29/二	29/五	27/五	29/三	29/五	29/一	29/四	28/五	29/二	29/四
4	企业景气状况季度报告	7/五	—	—	8/五	—	—	8/五	—	—	13/四	—	—
5	企业家信心指数季度报告	7/五	—	—	8/五	—	—	8/五	—	—	13/四	—	—
6	部门统计调查项目审批情况	7/五	14/一	7/一	8/五	6/五	10/五	6/三	8/一	7/三	12/三	7/一	7/三

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统计局发布2010年国民经济运行数据 GDP增10.3%　　http://www.gov.cn/gzdt/2011-01/20/content_1782697.htm

注：1、本表公布的发布日期是初步计划，届时可能有所调整。
2、由于报表制度的原因，2月份不召开新闻发布会，2月15日左右发布消费价格指数和工业品价格指数。
3、主要工业品出厂价格每月11日、26日公布；大中城市主要食品价格每月4日、14日、24日公布；法定节假日顺延。
4、部门统计调查项目审批情况仅在国家统计局网上公布，网址：www.stats.gov.cn。

统计局发布重点企业主要工业品出厂价格变动情况

国家统计局发布2010年全国房地产市场运行情况

统计局：12月份中国制造业采购经理指数有所回落

2010年12月，中国制造业采购经理指数（PMI）为53.9%，低于上月1.3个百分点。自2009年3月以来，该指数已连续二十二个月位于临界点——50%以上的扩张区间，表明中国制造业经济总体保持增长态势，但增速有所放缓。 >>>详细内容

2010年四季度
全国企业景气指数 138.0
比三季度提升/回落点数
0.1
企业景气指数 与三季度比较
信息传输计算机服务和软件业企业 159.7 7.5
工业企业 135.3 持平
批发和零售企业 149.6
交通运输仓储和邮政企业 128.7 5.5左右
社会服务企业 132.0 5.5左右
住宿和餐饮企业 124.2 5.5左右
国有企业 136.2
股份合作企业 122.6
有限责任公司 134.2
股份有限公司 148.0
私营企业 124.3
港澳台商投资企业 133.6
外商投资企业 145.7
大型企业 163.4 3.2
中型企业 138.1 1.1
小型企业 116.1
东部地区企业 139.3 持平
中部地区企业 137.9 持平
西部地区企业 135.1 持平
国家重点企业 159.3
国有控股企业 141.6
国家试点企业集团成员 154.7 持平
上市公司 154.3 持平
资料来源:国家统计局
张立云 编制 新华社发

图表:2010年四季度全国企业景气指数为138.0。新华社发

国家统计局：2010年四季度企业景气指数为138.0

全国企业景气调查结果显示：2010年四季度，企业景气指数为138.0，比三季度提高0.1点。 >>>详细内容

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统计局发布2010年国民经济运行数据 GDP增10.3%　http://www.gov.cn/gzdt/2011-01/20/content_1782697.htm

国家统计局：2010年四季度企业家信心指数为137.0

全国企业景气调查结果显示：2010年四季度，企业家信心指数为137.0，比三季度提升1.1点。 >>>详细内容

商务部

务部
OF CHINA

1月18日，商务部新闻发言人姚坚在新闻发布会上介绍情况。当日，商务部在北京举行的2011年首场例行新闻发布会发布数据，2010年全国累计吸收外资1057.4亿美元，同比增长17.4%。新华社记者 邢广利 摄

商务部例行新闻发布会（2011年1月18日）

各位记者朋友：

欢迎大家参加商务部2011年首场例行新闻发布会。我首先向大家介绍2010年我国商务工作运行情况，然后回答大家关心的问题。

2010年是我国进入新世纪以来经济社会发展面临形势最为复杂的一年。在党中央、国务院的领导下，商务部实施应对国际金融危机的一系列政策措施，加大结构调整力度，国内外贸易和国际经济合作总体保持平稳较快发展，为国民经济由企稳回升向平稳较快发展做出了重要贡献。 >>>详细内容

商务部：2010年家电下乡产品销售额超1700亿元

2010年，全国家电下乡产品累计销售7718万台，实现销售额1732.3亿元，同比分别增长1.3倍和1.7倍。冰箱和彩电销售额居前两位，分别为567.4亿元和488.5亿元，两类产品销售额占总销售

11 of 14　8/18/2011 3:56 PM

统计局发布2010年国民经济运行数据 GDP增10.3%　　http://www.gov.cn/gzdt/2011-01/20/content_1782697.htm

额的61%。销售额前5名的地区是河南219.5亿元、山东179.8亿元、安徽142.3亿元、河北116.7亿元、江苏109.8亿元。　>>>详细内容

2010年我国汽车销量突破1800万辆 主要呈现8特点

2010年我国汽车销量再创历史新高，突破1800万辆，稳居世界第一汽车销售大国，年销量刷新全球历史记录。主要表现为以下特点：一、汽车销售保持快速增长，增速逐月回落。1至12月，全国销售汽车1806万辆，同比增长32.3%。但增速呈逐月回落态势，同比增长由一季度的72%回落至32%；与上年增长46%相比，增幅回落14个百分点。　>>>详细内容

海关总署

海关总署2011年1月10日公布数据显示
2010年我国外贸
2010年我国外贸进出口总值 29727.6亿美元
▲34.7%
对外贸易总体向基本平衡的方向发展
贸易顺差 1831 ▼6.4%
进　口 13948.3 ▲38.7%
出　口 15779.3 ▲31.3%
（单位：亿美元）
11.6%
8.9%
6.2%
2008 2009 2010 年
▲▼ 同比增长/减少
我国贸易顺差与进出口总值的比例
2010年
我国进出口近3万亿美元

图表:2010年我国进出口近3万亿美元 新华社发

2010年外商投资企业进出口16003.1亿美元增31.4%

2010年我国进出口近3万亿美元 贸易顺差减少6.4%

海关总署10日公布2010年全年我国外贸进出口情况。据海关统计，2010年我国外贸进出口总值29727.6亿美元，比上年同期（下同）增长34.7%。其中出口15779.3亿美元，增长31.3%；进口13948.3亿美元，增长38.7%；贸易顺差为1831亿美元，减少6.4%。与此同时，我国贸易顺差与进出口总值的比例从2008年的11.6%降至2009年的8.9%，2010年进一步降低至6.2%，对外贸易总体向基本平衡的方向发展。　>>>详细内容

税务总局

2010年全国税收收入实现稳定增长 完成77390亿元

2010年，税务部门认真贯彻党中央、国务院一系列重大决策部署，积极落实结构性减税政

12 of 14　　8/18/2011 3:56 PM

统计局发布2010年国民经济运行数据 GDP增10.3%　http://www.gov.cn/gzdt/2011-01/20/content_1782697.htm

策，努力改进纳税服务，依法加强税收征管，全国税收收入实现稳定增长，完成77390亿元（扣除出口退税后为70062亿元，不包括关税、船舶吨税、耕地占用税和契税）。其中，税务部门负责组织的税收收入完成66862亿元，增长20.8%；海关代征进口税收完成10528亿元，增长35.9%。全国共办理出口退税7328亿元，增长13%。

在税种方面，国内增值税、国内消费税、营业税分别增长14.8%、27.5%、23.8%，所得税增长20.4%。在区域分布上，东、中、西三个区域税收收入分别增长21.1%、23.5%和29%。　>>>详细内容

工业和信息化部

2010年有色金属、钢材、能源价格走势分别发布

2010年有色金属价格走势

有色金属价格先降后升高位运行。

2010年钢材价格走势

钢材、矿粉价格上半年先升后降，下半年震荡上行。

2010年能源价格走势

国际油价持续震荡，12月份再度攀升。　>>>详细内容

国资委

央企2010年利润将超过1万亿元　经济增加值成倍增长

新华社北京１２月２８日电（记者 何宗渝）国务院国资委副主任黄淑和２８日说，今年中央企业利润总额预计将超过１万亿元，经济增加值也将达到３０００亿元左右，实现同比成倍增长。　>>>详细内容

旅游局

旅游局:我国旅游业总收入“十一五”年均增长15%

新华社北京１月１８日电（记者钱春弦）在刚刚过去的“十一五”期间，全国旅游业总收入年均增长１５％，旅游直接就业达１３５０万人，旅游消费对社会消费的贡献超过１０％。

据悉，在“十一五”最后一年的２０１０年，我国旅游业三大市场全面恢复并较快增长。国内旅游人数达２１亿人次，比上年增长１０．６％；国内旅游收入１．２６万亿元，增长２３．５％；入境旅游人数１．３４亿人次，增长５．８％；入境过夜旅游人数５５６６万人

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统计局发布2010年国民经济运行数据 GDP增10.3% http://www.gov.cn/gzdt/2011-01/20/content_1782697.htm

次，增长９．４％；旅游外汇收入４５８亿美元，增长１５．５％；出境旅游人数５７３９万人次，增长２０．４％；全国旅游业总收入１．５７万亿元，增长２１．７％。>>>详细内容

相关链接

- 图表:我国11月经济数据公布
- 三季度修订数据显示我国国际收支继续"双顺差"格局
- 我国将加快建设四大统计工程确保数据真实准确
- 数据描绘2010年百姓生活冷暖和中国经济成长轨迹
- 统计局公布11月国民经济数据 CPI同比涨5.1%|答问
- 统计局新闻发言人就11月份主要统计数据答记者问

图片图表

刘延东会见美国乔治敦大学校长

澳门本地居民月平均工作收入达1万澳门元

"中国龙·中华魂——龙文化遗产巡礼暨中国龙大银章发布会"举行

卢旺达总统会见中国商务部国际贸易谈判代表兼副部长高虎城

武汉二七长江大桥南主跨合龙

31辆货车相继追尾
图表:京藏高速内蒙古兴和县段31辆货车相继追尾

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14 of 14 8/18/2011 3:56 PM

Big Prizes in Small Places

China's Rapidly Multiplying Pockets of Growth

Carol Liao

Hubert Hsu

Youchi Kuo

Jeff Walters

Veronique Yang

November 2010

bcg.com

© The Boston Consulting Group, Inc. 2010. All rights reserved.

For information or permission to reprint, please contact BCG at:
E-mail: bcg-info@bcg.com
Fax: +1 617 850 3901, attention BCG/Permissions
Mail: BCG/Permissions
The Boston Consulting Group, Inc.
One Beacon Street
Boston, MA 02108
USA

Contents

Executive Summary 4

Consumer Confidence and Spending: Breaking Down the Averages 6

The Dramatic Shift in Consumer Spending Power 10

Not All Middle-Class Consumers Are Alike 10

Not All Small-City Consumers Are Alike 14

Capturing the Growth of Small-City Markets 17

Determining Expansion Priorities 17

Customizing the Brand Experience 17

Educating New Consumers 18

Leveraging Local Distributors 19

Capitalizing on China's Emerging Channels 19

Appendix: Survey Methodology 22

For Further Reading 23

Note to the Reader 24

BIG PRIZES IN SMALL PLACES 3

Executive Summary

The rise of the middle-class market beyond China's largest cities is well known. But there's been scant notice of the significant differences between middle-class consumers in large metropolitan areas and those in smaller cities. The Boston Consulting Group's latest survey, conducted in the spring and summer of 2010, found that middle-class consumers in smaller cities are more likely to increase their spending and to trade up than their counterparts in top-tier cities. This presents a clear opportunity for multinational brands looking for growth beyond China's biggest cities. But success will depend on how quickly companies can understand and respond to differences in attitudes, spending behavior, and preferences among small-city consumers.

As China surpasses Japan to become the world's second-largest economy, Chinese consumers are the most confident in the world, but they remain cautious spenders.

- Consumer confidence returned to the peak levels set in 2007—and even surpassed them in some instances—with a clear rebound in the desire to trade up.
- Although Chinese consumers are more willing to spend now than they were in 2009, they still plan to exercise caution.
- Averages can mask important differences. Attitudes about shopping and spending range widely, depending on consumers' level of income and the size of the city in which they live.

Middle-income and affluent consumers (MACs) residing in China's smaller cities offer an unprecedented opportunity for companies looking for growth.

- The willingness to spend and to trade up is significantly greater in China's smaller cities than in its top cities.
- The combination of higher living costs and the downturn's greater impact in China's larger cities has led big-city MACs—especially the middle class—to have less enthusiasm for spending than their counterparts in smaller cities.
- Small-city markets—with many local brands and no clear leaders among international brands—are less consolidated than markets in large cities and therefore offer attractive opportunities for new entrants.
- Companies entering China's small cities will encounter less intense competition among international brands, along with the potential for higher margins from a fragmented trade structure and the opportunity to shape the behavior of new middle-class consumers.

11

Companies that fail to venture into China's small cities will miss out on a significant portion of the middle-class growth explosion and leave an opening for their competitors to fill.

- The MAC population will increase from 150 million to more than 400 million over the next decade, and two-thirds will reside in small cities.
- By 2020 there will be nearly 800 urban locations (cities and the urban portions of counties) with real disposable income per capita greater than Shanghai's today.
- Today, in order to reach 80 percent of China's MAC population, a company must be in 340 urban loca-

4 THE BOSTON CONSULTING GROUP